FORM N-8A

Cube Thematic Alternatives Fund

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name: Cube Thematic Alternatives Fund

Address of Principal Business Office

(No. & Street, City, State, Zip Code):

180 Great Portland Street

London

W1W 5QZ

Telephone Number (including area code): +44 (0)20 7291 8180

Name and address of agent for service of process:

CT Corporation System

155 Federal Street, Suite 700

Boston, MA 02110

Please send copies of all communications to:

Bryan Chegwidden, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Brian F. Link, Esq.

Vice President and Managing Counsel

State Street Bank and Trust Company

Mail Code: CPH3

4 Copley Place, 5th Floor

Boston, MA 02116

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

 YES /X/            NO /  /

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of London on the 28th day of October, 2014.

CUBE THEMATIC ALTERNATIVES FUND

By: _/s/ Janene Waudby

Name: Janene Waudby

Title: President

Attest: _/s/ Shailen Modi

Name: Shailen Modi

Title: Treasurer